1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October  , 2006
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:                    )

Siliconware Precision Industries Co., Ltd.
FOR IMMEDIATE RELEASE
Contact:
Eva Chen / CFO
(886)4-2534-1525ext.1528
evachen@spil.com.tw
Janet Chen/ Investor Relations
(886)2-2702-8898 ext105
janet@spiltp.com.tw
SPIL website “www.spil.com.tw”
Siliconware Precision Industries Reports 7.1% Revenues Sequential Growth and EPS of NT$ 1.16 or EPADS of US$ 0.17 for 3Q 2006
Taichung, Taiwan, October 25, 2006—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 3Q 2006 was NT$ 14,608 million, representing 7.1% sequential growth QoQ and 26.7% growth compared to the same period of year 2005.
SPIL reported a net income of NT$ 3,136 million in 3Q 2006, compared with a net income of NT$ 3,492 million in 2Q 2006 and a net income of NT$ 2,131 million in 3Q 2005.
SPIL reported its sales revenues for the first nine-month period ended September 30, 2006 were NT$ 41,688 million, up 46.0% compared to the same period of year 2005.
For the first nine-month ended September 30, 2006 net income was NT$ 9,452 million, compared with a net income of NT$ 4,619 million for the same period of year 2005.
Unconsolidated 3Q 2006 Financial Results
➢ Net revenue was NT$ 14,608 million, in which NT$ 13,298 million was from assembly business and NT$ 1,310 million was from testing business.
➢ Cost of goods sold was NT$ 10,643 million, and gross profit was NT$ 3,965 million, representing a gross margin of 27.1%.
➢ Operating expenses were NT$ 772 million, including selling expenses of NT$ 216 million, administrative expenses of NT$ 241 million, and R& D expenses of NT$ 315 million. Operating profit was NT$ 3,193 million, representing an operating margin of 21.9%.
➢ Net interest income for this quarter was NT$65 million.
➢ Net income was NT$3,136 million.
➢ Earnings per ordinary share for this quarter was NT$ 1.16, or earnings per ADS of US$ 0.17. Total weighted average outstanding ordinary shares for 3Q 2006 were 2,695 million shares.

SQL 3Q 06	1

Siliconware Precision Industries Co., Ltd.
Capital Expenditure
➢ Capital expenditure in 3Q 2006 totaled NT$ 3,066 million, in which NT$ 2,314 million were spent on assembly equipment, and NT$ 752 million were spent on testing equipment.
➢ The depreciation expenses in 3Q 2006 were NT$ 1,643 million, in which NT$ 1,141 million were from assembly business and NT$ 502 million were from testing business.
Assembly Operation
➢Substrate products revenues accounted for 50% of total revenues, remaining flat from previous quarter; wafer bumping and FCBGA accounted for 9%, down from 10% in previous quarter; leadframe products revenues accounted for 30%, up from 29% in previous quarter. Testing service generated 9% of total revenues in 3Q 2006.

SPIL 3Q 06	2

Siliconware Precision Industries Co., Ltd.
About SPIL
Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.
Safe Harbor Statement
The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:
•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2004 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 10, 2005.
The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.
All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months and nine months ended Sept 30, 2006 reflect our gains or losses attributable to the third quarter and first nine months, respectively, of 2006 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months, nor the unaudited unconsolidated financial data for our company for the nine months ended Sept 30, 2006, is necessarily indicative of the results that may be expected for any period thereafter.

SPIL 3Q 06	3

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of Sept 30, 2006 and 2005
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Sept 30,2006			Sept 30,2005		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	332,321	11,016,449	15	9,223,537	15	1,792,912	19
Accounts receivable	273,159	9,055,206	12	7,934,159	13	1,121,047	14
Inventories	87,706	2,907,450	4	2,465,044	4	442,406	18
Other current assets	56,973	1,888,654	3	1,967,608	3	(78,954)	-4

Total current assets	750,159	24,867,759	34	21,590,348	35	3,277,411	15

Long-term investments	472,655	15,668,497	20	9,430,661	15	6,237,836	66
Fixed assets	1,747,488	57,929,227	78	50,235,439	83	7,693,788	15
Less accumulated depreciation	(789,298)	(26,165,227)	-35	(22,607,473)	-37	(3,557,754)	16

Net fixed assets	958,190	31,764,000	43	27,627,966	46	4,136,034	15

Other assets	80,901	2,681,863	3	2,633,273	4	48,590	2

Total Assets	2,261,904	74,982,119	100	61,282,248	100	13,699,871	22

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	143,305	4,750,574	6	4,368,190	7	382,384	9
Current portion of long-term debt	110,750	3,671,378	5	1,702,700	3	1,968,678	116
Other current liability	137,607	4,561,672	6	3,317,547	5	1,244,125	38
Bonds payable	182,550	6,051,533	8	11,744,558	19	(5,693,025)	-48
Long-term loans	—	—	—	3,333,229	5	(3,333,229)	-100
Other liabilities	9,448	313,187	—	38,369	—	274,818	716

Total Liabilities	583,660	19,348,344	25	24,504,593	39	(5,156,249)	-21

Stockholders’ Equity
Capital stock	837,674	27,768,883	37	23,152,325	38	4,616,558	20
Capital reserve	365,838	12,127,515	16	8,629,412	14	3,498,103	41
Legal reserve	60,437	2,003,494	3	1,179,104	2	824,390	70
Special reserve	1,509	50,029	—	141,053	—	(91,024)	-65
Retained earnings	286,573	9,499,897	13	4,660,155	8	4,839,742	104
Unrealized gain or loss on financial instruments	151,302	5,015,664	7	(231)	—	5,015,895	—
Cumulated translation adjustment	(32)	(1,055)	—	(167,532)	—	166,477	-99
Net loss not recognized as pension cost	(54)	(1,787)	—	(1,301)	—	(486)	37
Treasury stock	(25,003)	(828,865)	-1	(815,330)	-1	(13,535)	2

Total Equity	1,678,244	55,633,775	75	36,777,655	61	18,856,120	51

Total Liabilities & Shareholders’ Equity	2,261,904	74,982,119	100	61,282,248	100	13,699,871	22

Forex ( NT$ per US$ )		33.15		33.23

(1)All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Sept 30					Sequential Comparison
	3Q 2006			3Q 2005	YOY	3Q 2006	2Q 2006	QOQ
	USD	NTD	%	NTD	change %	NTD	NTD	change %
Revenues	440,660	14,607,882	100.0	11,528,913	26.7	14,607,882	13,640,499	7.1
Cost of Goods Sold	(321,038)	(10,642,425)	-72.9	(8,900,443)	19.6	(10,642,425)	(10,125,004)	5.1

Gross Profit	119,622	3,965,457	27.1	2,628,470	50.9	3,965,457	3,515,495	12.8

Operating Expenses
Selling Expenses	(6,505)	(215,641)	-1.5	(156,342)	37.9	(215,641)	(188,362)	14.5
Administrative Expenses	(7,283)	(241,426)	-1.7	(206,319)	17.0	(241,426)	(244,778)	-1.4
Research and Development Expenses	(9,508)	(315,186)	-2.2	(211,739)	48.9	(315,186)	(261,917)	20.3

	(23,296)	(772,253)	-5.3	(574,400)	34.4	(772,253)	(695,057)	11.1

Operating Income	96,326	3,193,204	21.9	2,054,070	55.5	3,193,204	2,820,438	13.2

Non-operating Income	8,017	265,777	1.8	161,226	64.8	265,777	825,678	-67.8
Non-operating Expenses	(718)	(23,794)	-0.2	(88,046)	-73.0	(23,794)	(17,088)	39.2

Income from Continuing Operations before Income Tax	103,626	3,435,187	23.5	2,127,250	61.5	3,435,187	3,629,028	-5.3
Income Tax Credit (Expenses)	(9,020)	(299,021)	-2.0	3,667	—	(299,021)	(136,746)	118.7

Net Income	94,605	3,136,166	21.5	2,130,917	47.2	3,136,166	3,492,282	-10.2

Earnings Per Common Share		NT$1.16		NT$0.85			NT$1.44

Earnings Per ADS		US $0.17		US$ 0.13			US$ 0.22

Weighted Average Number of Shares Outstanding(‘k)		2,694,832		2,491,466			2,413,162

Forex ( NT$ per US$)		33.15		33.23			32.42

(1) All figures are under ROC GAAP.
(2) 1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Nine Months Ended on Sept 30, 2006 and 2005
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on Sept 30, 2006 and 2005
	2006			2005	YOY
	USD	NTD	%	NTD	Change %
Net Sales	1,257,548	41,687,722	100.0	28,551,158	46.0
Cost of Goods Sold	(923,145)	(30,602,265)	-73.4	(23,103,880)	32.5

Gross Profit	334,403	11,085,457	26.6	5,447,278	103.5

Operating Expenses
Selling expenses	(17,636)	(584,629)	-1.4	(425,100)	37.5
Administrative expenses	(22,024)	(730,104)	-1.8	(586,244)	24.5
Research and development expenses	(25,040)	(830,064)	-2.0	(610,334)	36.0

	(64,700)	(2,144,797)	-5.1	(1,621,678)	32.3

Operating Income	269,703	8,940,660	21.4	3,825,600	133.7

Non-operating Income	38,906	1,289,730	3.1	528,940	143.8
Non-operating Expenses	(5,001)	(165,778)	-0.4	(442,237)	-62.5

Income Before Income Tax	303,608	10,064,612	24.1	3,912,303	157.3
Income Tax Credit (Expenses)	(18,470)	(612,274)	-1.5	55,864	—

Net Income from Continuing Operations	285,138	9,452,338	22.7	3,968,167	138.2
Cumulative Effect of Changes in Accounting Principle	—	—	—	650,508	—

Net Income	285,138	9,452,338	22.7	4,618,675	104.7

Earnings Per Common Share		NT$3.51		NT$1.85

Earnings Per ADS		US$ 0.53		US$ 0.28

Weighted Average Number of Shares Outstanding(‘k)		2,694,832		2,491,466

Forex ( NT$ per US$)		33.15		33.23

(1)All figures are under ROC GAAP.
(2) 1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 9 Months Ended on Sept 30, 2006 and 2005
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2006		9 months, 2005
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	285,138	9,452,338	4,618,675
Depreciation	146,223	4,847,298	4,366,652
Amortization	12,273	406,844	374,248
Long-term investment (gain) loss recognized by equity method	(16,106)	(533,903)	(674,326)
Compensation interest payable on bonds payable	877	29,072	103,436
Foreign currency exchange gain on bonds payable	(657)	(21,774)	521,808
Change in working capital & others	30,762	1,019,747	(514,085)

Net cash flows provided from operating activities	458,510	15,199,622	8,796,408

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(250,015)	(8,287,993)	(5,075,782)
Proceeds from disposal of short-term investment	—	—	1,956,250
Payment for long-term investment	(14,692)	(487,050)	(157,050)
Proceeds from disposal of long-term investment	—	—	51,487
Payment for deferred charges/other changes	(3,532)	(117,078)	(227,347)

Net cash used in investing activities	(268,239)	(8,892,121)	(3,452,442)

Cash Flows from Financing Activities:
Repayment of bonds payable	—	—	(800,000)
Repayment of long-term loan	(45,249)	(1,500,000)	(2,920,000)
Cash dividends distributed to shareholders and cash bonus distributed to employees	(139,754)	(4,632,842)	(1,759,232)
Proceeds from the exercise of employee stock option /other charges	8,216	272,356	30,867

Net cash provided from financing activities	(176,787)	(5,860,486)	(5,448,365)

Net increase (decrease) in cash and cash equivalents	13,485	447,015	(104,399)

Cash and cash equivalents at beginning of period	318,837	10,569,434	9,327,936

Cash and cash equivalents at end of period	332,321	11,016,449	9,223,537

Forex ( NT$ per US$ )		33.15	33.23

(1) : All figures are under ROC GAAP.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: Oct 25, 2006	By:	Ms. Eva Chen

Eva Chen
Chief Financial Officer